SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PPT VISION, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

693519 10 0

(CUSIP Number)

Eldri L. Johnson

4200 IDS Center

80 South 8th Street

Minneapolis, MN  55402

612-371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693519100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ESI Investment Co. 41-1310628

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,207,036

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,207,036

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 693519100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). P.R. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,601,985

	8.	Shared Voting Power 2,280,336

	9.	Sole Dispositive Power 2,601,985

	10.	Shared Dispositive Power 2,280,336

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,882,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.4

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 693519100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peterson Brothers Securities Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,300

	8.	Shared Voting Power

	9.	Sole Dispositive Power 73,300

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.73

14.	Type of Reporting Person (See Instructions) CO

                The following items of Schedule 13D, dated July 21, 1987, as amended, of Peter R. Peterson, a resident of the State of Minnesota, ESI Investment Co., a Minnesota corporation (“ESI”), and Peterson Brothers Securities Company, a Minnesota corporation (“PBSC”) relating to the Common Stock of PPT VISION, Inc. (the “Company”) are hereby amended as follows:

Item 3.                             Source and Amount of Funds or Other Consideration.

                Pursuant to a Rights Offering held by the Company, Mr. Peterson, the P.R. Peterson Co. Keogh Plan (the “Plan), of which Mr. Peterson is a Trustee, ESI and PBSC purchased an aggregate of 2,332,642 shares of the Company’s Common Stock and warrants to purchase an additional 1,166,321 shares of Common Stock.  The Rights Offering offered, for $1.00 each, Units consisting of one share of Common Stock and one warrant to purchase an additional half-share.  The Units were purchased by ESI and PBSC using available working capital.  Mr. Peterson purchased the Units with personal funds, and the Plan purchased shares using available Plan funds.

                In addition, in July 2002, ESI, the Plan and PBSC purchased an aggregate of 29,400 shares in market transactions. The shares were purchased by ESI and PBSC using available working capital and the Plan purchased shares using available Plan funds.

                In September 2002, PBSC purchased an additional 1,000 shares of the Company’s Common Stock.  PBSC used available working capital to purchase the shares.

                All of the purchases covered by this Schedule 13D have been reported on Forms 4 with the Securities and Exchange Commission.  Please see Exhibit 2 for a detailed list of the above transactions.

Item 4.                             Purpose of Transactions.

                Mr. Peterson, the Plan, ESI and PBSC acquired the shares for investment purposes.

Item 5.                             Interest in Securities of Issuer

                As of September 19, 2002, Mr. Peterson, ESI and PBSC owned securities of the Company as follows:

Name	Aggregate Number of Securities Beneficially Owned					Percentage of Ownership
	Shares		Warrants		Options
P.R. Peterson	3,707,500	(1)	1,166,321	(2)	8,500	43.4
ESI Investment Co.	1,657,952		549,084			20.8
Peterson Brothers Securities Company	55,300		18,000			0.73

(1)           Includes the 1,657,952 owned by ESI, 1,803,400 owned by the Plan, 55,300 owned by PBSC, and 190,848 owned by Mr. Peterson directly.  Mr. Peterson has sole voting and dispositive control over the 190,848 shares owned by him directly and the 1,803,400 owned by the Plan.  Mr. Peterson shares voting and dispositive control with respect to shares owned by ESI and PBSC.

(2)           Includes the 549,084 warrants owned by ESI, 595,000 owned by the Plan, 18,000 owned by PBSC, and

4,237 owned by Mr. Peterson directly.  Mr. Peterson has sole control over the 4,237 warrants owned by him directly and the 595,000 owned by the Plan.  Mr. Peterson shares control with respect to warrants owned by ESI and PBSC.

Item 7.                             Material to be Filed as Exhibits.

                Exhibit 1 — Joint Filing Agreement dated September 26, 2002.

                Exhibit 2 — Tables Detailing Acquisitions of Shares and Warrants, May-September 2002.

Signature

                After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2002	ESI INVESTMENT CO.

/s/ P.R. Peterson
	By:	P.R. Peterson

Dated: September 26, 2002	PETERSON BROTHERS SECURITIES, CO.

/s/ P.R. Peterson
	By:	P.R. Peterson

Dated: September 26, 2002	/s/ P.R. Peterson
	By:	P.R. Peterson

EXHIBIT 1

JOINT FILING AGREEMENT

                The undersigned, ESI Investment Co., Peterson Brothers Securities Company and P.R. Peterson, hereby agree that, pursuant to 17 C.F.R. § 240.13d-1(b), this Schedule 13D relating to securities of PPT VISION, Inc. shall be filed on behalf of each of them.

Dated: September 26, 2002	ESI Investment Co.

/s/ P.R. Peterson
By: P.R. Peterson

Dated: September 26, 2002	Peterson Brothers Securities Company

/s/ P.R. Peterson
By: P.R. Peterson

Dated: September 26, 2002	/s/ P.R. Peterson
By: P.R. Peterson

EXHIBIT 2

Tables Detailing Acquisitions of Shares and Warrants, May-September 2002

Common Stock

Transaction Date	Number of Securities Acquired	Price ($)		Purchaser
5/10/02	(20,499)		(6)	Mr. Peterson
5/10/02	20,499		(6)	P.R. Peterson Keogh Plan (1)
5/10/02 (4)	1,098,168	1.00	(5)	ESI Investment Co. (2)
5/10/02 (4)	1,190,000	1.00	(5)	P.R. Peterson Keogh Plan
5/10/02 (4)	36,000	1.00	(5)	Peterson Brothers Securities Company (3)
5/10/02 (4)	8,474	1.00	(5)	Mr. Peterson
7/3/02	3,000.90			ESI Investment Co.
7/3/02	500.93			ESI Investment Co.
7/3/02	2,100.93			ESI Investment Co.
7/3/02	500.93			ESI Investment Co.
7/3/02	100.93			ESI Investment Co.
7/3/02	1,000.95			ESI Investment Co.
7/3/02	500.98			ESI Investment Co.
7/3/02	2,500.98			ESI Investment Co.
7/3/02	500.98			ESI Investment Co.
7/2/02	5,000.85			P.R. Peterson Keogh Plan
7/3/02	200.82			P.R. Peterson Keogh Plan
7/5/02	500.95			P.R. Peterson Keogh Plan
7/5/02	1,000.96			P.R. Peterson Keogh Plan
7/5/02	1,000.97			P.R. Peterson Keogh Plan
7/5/02	700.97			P.R. Peterson Keogh Plan
7/5/02	2,000.98			P.R. Peterson Keogh Plan
7/5/02	1,000.99			P.R. Peterson Keogh Plan
7/5/02	5,000	1.05		P.R. Peterson Keogh Plan
7/16/02	2,000.91			P.R. Peterson Keogh Plan
7/2/02	300.87			Peterson Brothers Securities Company
9/18/02	1,000.65			Peterson Brothers Securities Company

Warrants:

Transaction Date	Number of Securities Acquired	Price ($)		Exercise Price ($)	Expiration Date	Purchaser
5/10/02	549,084	1.00	(5)	2.50	9/30/03	ESI Investment Co.
5/10/02	595,000	1.00	(5)	2.50	9/30/03	P.R. Peterson Keogh Plan
5/10/02	18,000	1.00	(5)	2.50	9/30/03	Peterson Brothers Securities Company
5/10/02	4,237	1.00	(5)	2.50	9/30/03	Mr. Peterson

(1)          Mr. Peterson is a Trustee of the P.R. Peterson Keogh Plan.

(2)          ESI Investment Co. is a wholly-owned subsidiary of Electro-Sensors, Inc. of which Mr. Peterson is a controlling shareholder and director.

(3)          Mr. Peterson is a shareholder of Peterson Brothers Securities Company

(4)          P.R. Peterson, in conjunction with PPT VISION, Inc.’s 2002 Rights Offering, and with the approval of PPT VISION, Inc.’s Board of Directors, also exchanged 75,502 non-voting shares of Common Stock for an equal number of voting shares with no additional consideration.

(5)          PPT VISION, Inc.’s 2002 Rights Offering offered existing shareholders of record the opportunity to purchase Units comprised of one share of Common Stock and one warrant to purchase an additional half-share of Common Stock for $1.00 per Unit.

(6)          Shares were transferred to indirect beneficial ownership holdings.